                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                                AMENDMENT NO. 2


                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               Thermo Voltek Corp.
                                (Name of Issuer)

                               Thermo Voltek Corp.
                                 Thermedics Inc.
                           TV Acquisition Corporation
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                 883602 10 4
                      (CUSIP Number of Class of Securities)

                          Sandra L. Lambert, Secretary
                               Thermo Voltek Corp.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                               Thermo Voltek Corp.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     The filing of a registration statement under the Securities Act of 1933.

c.     A tender offer.

d.     None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies.    / /


                            Calculation of Filing Fee

           Transaction Value*                     Amount of Filing Fee
           ------------------                     --------------------
              $18,744,950                               $3,749

* Solely for purposes of calculating the filing fee. Assumes purchase of 2,677,850 shares of Common Stock, par value $.05 per share, of Thermo Voltek Corp. at $7.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount previously paid:      $3,749
Form or registration no.:    Proxy Statement on Schedule 14A
Filing party:                Thermo Voltek Corp.

Dates filed:                 December 3, 1998, January 19, 1999 and February 12,
                             1999

         This Amendment No. 2 to Rule 13e-3 Transaction Statement (as so amended, the "Statement") is being filed in connection with the filing by Thermo Voltek Corp. ("Voltek" or the "Company") with the Securities and Exchange Commission (the "Commission") on February 12, 1999 of a definitive Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Voltek. At such meeting, the stockholders of Voltek will vote upon the adoption of an Agreement and Plan of Merger dated as of November 24, 1998 (the "Merger Agreement") by and among Voltek, TV Acquisition Corporation (the "Merger Sub") and Thermedics Inc. ("Thermedics"), pursuant to which the Merger Sub, a wholly owned subsidiary of Thermedics, will be merged with and into Voltek.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET

Item in Schedule 13E-3              Caption or Location in the Proxy Statement
----------------------              ------------------------------------------

Item 1(a)..........................."Introduction"; "Summary - Parties to the
                                    Merger"

Item 1(b)..........................."Summary - Purpose of the Special Meeting";
                                    "- Record Date and Quorum"; "- Market Prices of Common Stock and Dividends"; "The Special Meeting - Record Date and Quorum Requirement"

Item 1(c)..........................."Summary - Market Prices of Common Stock and
                                    Dividends"

Item 1(d)..........................."Summary - Market Prices of Common Stock
                                    and Dividends"

Item 1(e)...........................Not applicable

Item 1(f)..........................."Appendix E - Information Concerning
                                    Transactions in the Common Stock of the
                                    Company"

Item 2(a) - (c)....................."Summary - Parties to the Merger"; "Business
                                    of the Company"; "Certain Information
                                    Concerning the Merger Sub, Thermedics and
                                    Thermo Electron"; "Appendix D - Information
                                    Concerning Directors and Executive Officers of the Company, Thermedics, the Merger Sub and Thermo Electron"

Item 2(d)..........................."Appendix D - Information Concerning
                                    Directors and Executive Officers of the
                                    Company, Thermedics, the Merger Sub and
                                    Thermo Electron"

Item 2(e) ..........................Not Applicable

Item 2(f)...........................Not Applicable

Item 2(g)..........................."Appendix D - Information Concerning
                                    Directors and Executive Officers of the
                                    Company, Thermedics, the Merger Sub and
                                    Thermo Electron"

Item 3(a)(1)........................"Certain Transactions"

Item 3(a)(2) - 3(b) ................"Summary - The Merger"; "- Purpose and
                                    Reasons of Thermedics and Thermo Electron for the Merger"; "Special Factors - Background of the Merger"; "- The Special Committee's and the Board's Recommendation"; "- Purpose and Reasons of Thermedics and Thermo Electron for the Merger"; "Certain Transactions"; "Appendix E - Information Concerning Transactions in the Common Stock of the Company"

Item 4(a)..........................."Introduction"; "Summary - The Merger";
                                    "- Assumption of Voltek Stock Options by
                                    Thermedics"; "- Certain Effects of the
                                    Merger"; "- Conditions to the Merger,
                                    Termination and Expenses"; "Special
                                    Factors - Certain Effects of the Merger";
                                    "The Merger"; "Appendix A - Agreement and
                                    Plan of Merger"

Item 4(b)..........................."Introduction"; "Summary - Purpose of the
                                    Special Meeting"; "- The Merger"; "Special
                                    Factors - Conduct of Voltek's Business
                                    After the Merger"; "The Merger - Conversion of Securities"; "Federal Income Tax Consequences"; "Appendix A - Agreement and Plan of Merger"

Item 5(a)..........................."Special Factors - Conduct of Voltek's
                                    Business After the Merger"

Item 5(b) .........................."Special Factors - Conduct of Voltek's
                                    Business After the Merger"

Item 5(c)..........................."Introduction"; "Special Factors - Conflicts
                                    of Interest"; "- Conduct of Voltek's
                                    Business After the Merger"

Item 5(d) .........................."Summary - Certain Effects of the Merger";
                                    "Special Factors - Certain Effects of the
                                    Merger"

Item 5(e)..........................."Summary - Certain Effects of the Merger";
                                    "Special Factors - Certain Effects of the
                                    Merger"; "- Conduct of Voltek's Business
                                    After the Merger"

Item 5(f) .........................."Summary - Certain Effects of the Merger";
                                    "Special Factors - Certain Effects of the
                                    Merger"

Item 5(g) .........................."Summary - Certain Effects of the Merger";
                                    "Special Factors - Certain Effects of the
                                    Merger"

Item 6(a)..........................."The Merger - Source of Funds"

Item 6(b)..........................."Summary - Opinion of Financial Advisor";
                                    "- Conflicts of Interest"; "Special
                                    Factors - Opinion of Financial Advisor";
                                    "- Conflicts of Interest"; "The Merger
                                     - Expenses"
Item 6(c)...........................Not applicable

Item 6(d)...........................Not applicable

Item 7(a) - (c)....................."Summary - Purpose of the Special Meeting";
                                    "- Opinion of Financial Advisor";
                                    "- Purpose and Reasons of Thermedics and
                                    Thermo Electron for the Merger"; "Special
                                    Factors - Background of the Merger";
                                    "- The Special Committee's and the Board's
                                    Recommendation"; "- Opinion of Financial
                                    Advisor"; "- Purpose and Reasons of
                                    Thermedics and Thermo Electron for the
                                    Merger"

Item 7(d) .........................."Summary - The Merger"; "- Assumption of
                                    Voltek Stock Options by Thermedics";
                                    "- Conflicts of Interest";
                                    "- Certain Effects of the Merger";
                                    "- Federal Income Tax Consequences";
                                    "Special Factors - Conflicts of Interest";
                                    "- Certain Effects of the Merger";
                                    "- Conduct of Voltek's Business After the
                                    Merger"; "The Merger - Conversion of
                                    Securities"; "- Assumption of Voltek Stock
                                    Options by Thermedics"; "Federal Income Tax
                                    Consequences"

Item 8(a) .........................."Summary - The Special Committee's and the
                                    Board's Recommendation"; "- Position of
                                    Thermedics and Thermo Electron as to
                                    Fairness of the Merger"; "Special Factors -
                                    The Special Committee's and the Board's
                                    Recommendation"; "- Position of

                                    Thermedics and Thermo Electron as to
                                    Fairness of the Merger"

Item 8(b) .........................."Summary - The Special Committee's and the
                                    Board's Recommendation"; "- Position of
                                    Thermedics and Thermo Electron as to
                                    Fairness of the Merger"; "Special Factors -
                                    Background of the Merger"; "- The Special
                                    Committee's and the Board's Recommendation";
                                    "- Opinion of Financial Advisor";
                                    "- Position of Thermedics and Thermo
                                     Electron as to Fairness of the Merger"

Item 8(c) .........................."Introduction"; "Summary - Vote Required
                                    and Revocation of Proxies"; "The Special
                                    Meeting - Voting Procedures"; "The Merger
                                    - Conditions"

Item 8(d)..........................."Summary - The Special Committee's and the
                                    Board's Recommendation"; "- Opinion of
                                    Financial Advisor"; "Special Factors -
                                    Background of the Merger"; "- The Special
                                    Committee's and the Board's Recommendation";
                                    "- Opinion of Financial Advisor"; "Appendix
                                    B - Fairness Opinion of HSBC Securities,
                                    Inc."

Item 8(e)..........................."Summary - The Special Committee's and the
                                    Board's Recommendation"; "Special Factors
                                    - The Special Committee's and the Board's
                                    Recommendation"

Item 8(f)...........................None

Item 9(a) - (c)....................."Summary - Opinion of Financial Advisor";
                                    "Special Factors - Background of the
                                    Merger"; "- Opinion of Financial Advisor";
                                    "Appendix B - Fairness Opinion of HSBC
                                    Securities, Inc."

Item 10(a) ........................."Introduction"; "Summary - Vote Required and
                                    Revocation of Proxies"; "- Conflicts of
                                    Interest"; "Special Factors - Purpose and
                                    Reasons of Thermedics and Thermo Electron for the Merger"; "- Conflicts of Interest"; "The Special Meeting - Voting Procedures"; "Security Ownership of Certain Beneficial Owners and Management"; "Appendix E - Information Concerning Transactions in the Common Stock of the Company"

Item 10(b).........................."Appendix E - Information Concerning
                                    Transactions in the Common Stock of the
                                    Company"

Item 11............................."Introduction"; "Summary - Vote Required
                                    and Revocation of Proxies"; "-  The
                                    Merger"; "The Special Meeting - Voting
                                    Procedures"; "The Merger"; "Appendix A -
                                    Agreement and Plan of Merger"

Item 12(a).........................."Introduction"; "Summary - Vote Required
                                    and Revocation of Proxies"; "The Special
                                    Meeting - Voting Procedures"; "Appendix D -
                                    Information Concerning Directors and
                                    Executive Officers of the Company,
                                    Thermedics, the Merger Sub and Thermo
                                    Electron"

Item 12(b).........................."Summary - The Special Committee's and the
                                    Board's Recommendation"; "- Position of
                                    Thermedics and Thermo Electron as to
                                    Fairness of the Merger"; "Special Factors -
                                    The Special Committee's and the Board's
                                    Recommendation"; "- Position of Thermedics and Thermo Electron as to Fairness of the Merger"

Item 13(a).........................."Summary - Rights of Dissenting
                                    Stockholders"; "The Special Meeting - Voting
                                    Procedures"; "Rights of Dissenting
                                    Stockholders"; "Appendix C - Section 262 of the General Corporation Law of the State of Delaware"

Item 13(b)..........................Not applicable

Item 13(c).........................."Special Factors -- Certain Effects of the
                                     Merger"


Item 14(a).........................."Selected Quarterly Financial Data"; "Ratio
                                    of Earnings to Fixed Charges"; "Selected
                                    Financial Information"; "Consolidated
                                    Financial Statements"

Item 14(b)..........................Not applicable

Item 15(a).........................."The Special Meeting - Proxy Solicitation"

Item 15(b)..........................Not applicable

Item 16.............................Entirety of Proxy Statement

Item 17(a)..........................Not applicable


Item 17(b)(1).......................Opinion of HSBC Securities, Inc. dated
                                    November 24, 1998 (included as Appendix B to the Proxy Statement)



Item 17(b)(2).......................Presentation dated November 24, 1998 to the
                                    Special Committee of the Board of Directors of Thermo Voltek Corp. by HSBC
                                    Securities, Inc.

Item 17(b)(3).......................Presentation dated September 15, 1998 to the
                                    Special Committee of the Board of Directors of Thermo Voltek Corp. by HSBC
                                    Securities, Inc.


Item 17(c) .........................Agreement and Plan of Merger dated as of
                                    November 24, 1998 among Thermo Voltek Corp.,
                                    Thermedics Inc., and TV Acquisition
                                    Corporation (included as Appendix A to the
                                    Proxy Statement)

Item 17(d)(1) ......................Copy of Letter to Stockholders



Item 17(d)(2) ......................Copy of Notice of Special
                                    Meeting of Stockholders



Item 17(d)(3) ......................Definitive Proxy Statement


Item 17(d)(4) ......................Form of Proxy


Item 17(e) .........................Text of Section 262 of the General
                                    Corporation Law of the State of Delaware
                                    (included as Appendix C to the Proxy
                                    Statement)


Item 17(f) .........................Definitive Proxy Statement

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a) The information set forth in the sections entitled "Introduction" and "Summary - Parties to the Merger" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "Summary - Purpose of the Special Meeting," "- Record Date and Quorum," "- Market Prices of Common Stock and Dividends" and "The Special Meeting - Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth in the section entitled "Summary - Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

      (d) The information set forth in the section entitled "Summary - Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

      (e) Not applicable.

      (f) The information set forth in Appendix E to the Proxy Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Thermedics, the Merger Sub, and Thermo Electron.


      (a) - (c) The information set forth in the sections entitled "Summary Parties to the Merger", "Business of the Company," "Certain Information Concerning the Merger Sub, Thermedics and Thermo Electron" and Appendix D to the Proxy Statement is incorporated herein by reference.

      (d) The information set forth in Appendix D to the Proxy Statement is incorporated herein by reference.

      (e) During the last five years, none of the Company, Thermedics, the Merger Sub or Thermo Electron, nor (to the knowledge of each of the Company, Thermedics, the Merger Sub or Thermo Electron, respectively) any executive officer or director of the Company, Thermedics, the Merger Sub or Thermo Electron, respectively, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (f) During the last five years, none of the Company, Thermedics, the Merger Sub or Thermo Electron, nor (to the knowledge of each of the Company, Thermedics, the Merger Sub or Thermo Electron, respectively) any executive officer or director of the Company, Thermedics, the Merger Sub or Thermo Electron, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

      (g) The information set forth in Appendix D to the Proxy Statement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a) (1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

      (a) (2)-(b) The information set forth in the sections entitled "Summary - The Merger," "- Purpose and Reasons of Thermedics and Thermo Electron for the Merger," "Special Factors - Background of the Merger," "The Special Committee's and the Board's Recommendation," "- Purpose and Reasons of Thermedics and Thermo Electron for the Merger," "Certain Transactions" and in Appendix E to the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.


      (a) The information set forth in the sections entitled "Introduction," "Summary - The Merger," "- Assumption of Voltek Stock Options by Thermedics,"
"- Certain Effects of the Merger, " "- Conditions to the Merger, Termination and Expenses," "Special Factors - Certain Effects of the Merger" and "The Merger" and in Appendix A to the Proxy Statement is incorporated herein by reference.



      (b) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting," "- The Merger" "Special Factors - Conduct of Voltek's Business After the Merger," "The Merger - Conversion of Securities," "Federal Income Tax Consequences" and Appendix A to the Proxy Statement is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      (a) The information set forth in the section entitled "Special Factors - Conduct of Voltek's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the section entitled "Special Factors - Conduct of Voltek's Business After the Merger" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth in the sections entitled "Introduction," "Special Factors - Conflicts of Interest" and "- Conduct of Voltek's Business After the Merger" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

      (e) The information set forth in the sections entitled "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger" and "- Conduct of Voltek's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

      (f) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

      (g) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the section entitled "The Merger - Source of Funds" of the Proxy Statement is incorporated herein by reference.


      (b) The information set forth in the sections entitled "Summary - Opinion of Financial Advisor", "- Conflicts of Interest," "Special Factors - Opinion of Financial Advisor" "- Conflicts of Interest" and "The Merger - Expenses" of the Proxy Statement is incorporated herein by reference.


      (c) Not applicable.

      (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


      (a) - (c) The information set forth in the sections entitled "Summary - Purpose of the Special Meeting," "- Opinion of Financial Advisor," "- Purpose and Reasons of Thermedics and Thermo Electron for the Merger," "Special
Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor" and "- Purpose and Reasons of Thermedics and Thermo Electron for the Merger" of the Proxy Statement is incorporated herein by reference.



      (d) The information set forth in the sections entitled "Summary - The Merger," "- Assumption of Voltek Stock Options by Thermedics," "- Conflicts of Interest," "- Certain Effects of the Merger," "- Federal Income Tax Consequences," "Special Factors - Conflicts of Interest," "- Certain Effects of the Merger," "- Conduct of Voltek's Business After the Merger," "The Merger - Conversion of Securities,"
"- Assumption of Voltek Stock Options by Thermedics" and "Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


      (a) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermedics and Thermo Electron as to Fairness of the Merger," "Special Factors - The Special Committee's and the Board's Recommendation" and "- Position of Thermedics and Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.



      (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermedics and Thermo Electron as to Fairness of the Merger," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation,"
"- Opinion of Financial Advisor" and "Position of Thermedics and Thermo
Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.



      (c) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "The Special Meeting - Voting Procedures" and "The Merger - Conditions" of the Proxy Statement is incorporated herein by reference.


      (d) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Opinion of Financial Advisor" and in Appendix B to the Proxy Statement is incorporated herein by reference.

      (e) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation" and "Special Factors - The Special Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

      (f) None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a) - (c) The information set forth in the sections entitled "Summary - Opinion of Financial Advisor," "Special Factors - Background of the Merger," "- Opinion of Financial Advisor" and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.


      (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "- Conflicts of Interest," "Special Factors - Purpose and Reasons of Thermedics and Thermo Electron for the Merger," "- Conflicts of Interest," "The Special Meeting -

Voting Procedures," "Security Ownership of Certain Beneficial Owners and Management" and in Appendix E to the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in Appendix E to the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


      (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "- The Merger," "The Special Meeting - Voting Procedures," "The Merger" and in Appendix A to the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "The Special Meeting - Voting Procedures" and in Appendix D to the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermedics and Thermo Electron as to Fairness of the Merger," "Special Factors - The Special Committee's and the Board's Recommendation" and "- Position of Thermedics and Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.


      (a) The information set forth in the sections entitled "Summary - Rights of Dissenting Stockholders," "The Special Meeting - Voting Procedures," "Rights of Dissenting Stockholders" and in Appendix C of the Proxy Statement is incorporated herein by reference.


      (b) Not applicable.

      (c) The information set forth in the section entitled "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 14. FINANCIAL INFORMATION.


      (a) The information set forth in the sections entitled "Selected Quarterly Financial Data," "Ratio of Earnings to Fixed Charges," "Selected Financial Information" and "Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.


      (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a) The information set forth in the section entitled "The Special Meeting
- Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

      (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

      The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

      (a)  Not applicable.


     (b)(1) Opinion of HSBC Securities, Inc. dated November 24, 1998 (included as Appendix B to the Definitive Proxy Statement, which is filed herewith as
Exhibit 17(d)(3)).



     *(b)(2) Presentation dated November 24, 1998 to the Special Committee of the Board of Directors of Thermo Voltek Corp. by HSBC Securities, Inc.



      (b)(3) Presentation dated September 15, 1998 to the Special Committee of the Board of Directors of Thermo Voltek Corp. by HSBC Securities, Inc.



      (c) Agreement and Plan of Merger dated as of November 24, 1998 among Thermo Voltek Corp., Thermedics Inc. and TV Acquisition Corporation (included as Appendix A to the Definitive Proxy Statement, which is filed herewith as
Exhibit 17(d)(3)).



      (d)(1) Copy of Letter to Stockholders.



      (d)(2) Copy of Notice of Special Meeting of Stockholders.



      (d)(3) Definitive Proxy Statement.


      (d)(4) Form of Proxy.


      (e) Text of Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the Definitive Proxy Statement, which is filed herewith as Exhibit 17(d)(3)).



      (f)    Definitive Proxy Statement (see Exhibit 17(d)(3)).



---------
* Previously filed.

                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   THERMO VOLTEK CORP.



Dated: February 12, 1999           By: /s/ Colin I.W. Baxter
                                   --------------------------------------------
                                   Name: Colin I.W. Baxter
                                   Title: President and Chief Operating Officer


                                   THERMEDICS INC.




Dated: February 12, 1999           By: /s/ John T. Keiser
                                   --------------------------------------------
                                   Name: John T. Keiser
                                   Title: President


                                   TV ACQUISITION CORPORATION




Dated: February 12, 1999           By: /s/ John T. Keiser
                                   --------------------------------------------
                                   Name: John T. Keiser
                                   Title: President

                                   THERMO ELECTRON CORPORATION




Dated: February 12, 1999           By: /s/ Kenneth J. Apicerno
                                   --------------------------------------------
                                   Name: Kenneth J. Apicerno
                                   Title: Treasurer

                                  EXHIBIT INDEX


Exhibit Number          Description


      99.17(b)(1)   Opinion of HSBC Securities, Inc. dated November 24, 1998
(included as Appendix B to the Definitive Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).



     *99.17(b)(2)   Presentation dated November 24, 1998 to the Special
Committee of the Board of Directors of Thermo Voltek Corp. by HSBC Securities, Inc.



      99.17(b)(3)   Presentation dated September 15, 1998 to the Special
Committee of the Board of Directors of Thermo Voltek Corp. by HSBC Securities, Inc.



      99.17(c)      Agreement and Plan of Merger dated as of November 24, 1998 among Thermo Voltek Corp., Thermedics Inc. and TV Acquisition Corporation (included as Appendix A to the Definitive Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).



      99.17(d)(1)   Copy of Letter to Stockholders.



      99.17(d)(2)   Copy of Notice of Special Meeting of Stockholders.



      99.17(d)(3)   Definitive Proxy Statement.


      99.17(d)(4)   Form of Proxy.


      99.17(e)      Text of Section 262 of the General Corporation Law of the
State of Delaware (included as Appendix C to the Definitive Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).



      99.17(f)      Definitive Proxy Statement (see Exhibit 99.17(d)(3)).




---------
* Previously filed.






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